SCHWAB CAPITAL TRUST

EXPENSE LIMITATION AGREEMENT

This Agreement, dated as of August 18, 2016, is made and entered into by and between Charles Schwab Investment Management, Inc. (the “Adviser”), Charles Schwab & Co., Inc., (“Schwab”), and Schwab Capital Trust (the “Trust”) on behalf of each series of the Trust listed on SCHEDULE A hereto, as such Schedule may be amended from time to time (each a “Fund” and collectively the “Funds”).

WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940 (the “1940 Act”) as an open-end management investment company of the series type, and each Fund is a series of the Trust;

WHEREAS, the Trust on behalf of each Fund and the Adviser have entered into an Investment Advisory Agreement, dated August 18, 2016, as amended, (the “Advisory Agreement”), pursuant to which the Adviser provides investment management services to each Fund for compensation based on the value of the average daily net assets of each Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interest of each Fund and its shareholders to maintain the expenses of each Fund at a level below the level to which each Fund may normally be subject.

NOW THEREFORE, the parties hereto agree as follows:

1. EXPENSE LIMITATION AND WAIVER. Until such time as this agreement is terminated in accordance with Section 3 of this Agreement, Schwab and the Adviser agree that, to the extent that ordinary operating expenses incurred by a Fund in any fiscal year, including but not limited to investment advisory and administration fees of the Adviser and including amounts payable pursuant to any plan adopted in accordance with Rule 12b-1 under the 1940 Act, shareholder servicing fees, sub-accounting fees and acquired fund fees and expenses (but excluding nonrecurring account fees, fees on portfolio transactions such as exchange fees, dividends and interest on securities sold short, fees and expenses of pooled investment vehicles that are held by a Fund, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of such Fund’s business) (the “Fund Operating Expenses”), exceed the Expense Limit for each class of the Fund as set forth on SCHEDULE A, such excess amount will be the liability of Schwab and the Adviser.

2. CALCULATION. Each month, the Fund Operating Expenses for each class of the Fund shall be calculated based on Fund Operating Expenses for each day of that month, and then totaled for such month and annualized. If the annualized Fund Operating Expenses for any month of a class of the Fund exceed the Expense Limit, the Adviser shall waive or reduce its advisory fee due and payable for such month.

3. YEAR-END ADJUSTMENT. If necessary, on or before the last day of the first month of the Trust’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of each Fund for the prior fiscal year do not exceed the Expense Limit for each class of the Fund as set forth on SCHEDULE A.

4. TERM AND TERMINATION. This Agreement shall continue in effect with respect to each Fund until such time as the Adviser ceases to be the investment adviser to such fund. Nevertheless, this Agreement may be terminated by the Trust or the Adviser, without payment of any penalty, upon sixty (60) days’ prior written notice to the other parties at their principal place of business; provided that, in the case of termination by the Adviser, such action shall be authorized by the Trust’s Board of Trustees.

5. CAPTIONS. The captions in this Agreement are included for convenience of reference and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

6. INTERPRETATION. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the 1940 Act, to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust or the Funds.

7. DEFINITIONS. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

8. AMENDMENT. This Agreement may be amended only by a written instrument signed by each of the parties hereto. SCHEDULE A may not be amended to increase a Fund’s Expense Limit unless such amendment is authorized by the Trust’s Board of Trustees. Other amendments to SCHEDULE A will be presented to the Trust’s Board of Trustees for ratification annually.

A copy of the Agreement and Declaration of Trust of the Trust, as amended, is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trust.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

Schwab Capital Trust, On behalf of the Funds		Charles Schwab Investment Management, Inc.		Charles Schwab & Co. Inc.

By:	/s/ George Pereira	By:	/s/ Marie Chandoha	By:	/s/ John Sturiale
Name: George Pereira		Name: Marie Chandoha		Name: John Sturiale
Title: SVP & COO		Title: President & CEO		Title: SVP

SCHEDULE A

Fund	Expense Limit
Schwab Target 2010 Index Fund	Institutional Shares – 0.08% Investor Shares – 0.13%

Schwab Target 2015 Index Fund	Institutional Shares – 0.08% Investor Shares – 0.13%

Schwab Target 2020 Index Fund	Institutional Shares – 0.08% Investor Shares – 0.13%

Schwab Target 2025 Index Fund	Institutional Shares – 0.08% Investor Shares – 0.13%

Schwab Target 2030 Index Fund	Institutional Shares – 0.08% Investor Shares – 0.13%

Schwab Target 2035 Index Fund	Institutional Shares – 0.08% Investor Shares – 0.13%

Schwab Target 2040 Index Fund	Institutional Shares – 0.08% Investor Shares – 0.13%

Schwab Target 2045 Index Fund	Institutional Shares – 0.08% Investor Shares – 0.13%

Schwab Target 2050 Index Fund	Institutional Shares – 0.08% Investor Shares – 0.13%

Schwab Target 2055 Index Fund	Institutional Shares – 0.08% Investor Shares – 0.13%

Schwab Target 2060 Index Fund	Institutional Shares – 0.08% Investor Shares – 0.13%

Dated as of August 18, 2016